EXHIBIT 3

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D on 8/3/26 to 8/26/26, the date of the event which required filing of this Schedule 13D/A. All trades were effected in the open market.

Trade Date	Buy/Sell	Shares	Price
7/31/2026	Buy	51,432	12.15
8/3/2026	Buy	53,160	12.10
8/4/2026	Buy	16,686	12.68